OPENING SCRIPT FOR OPERATOR

ORCHID ISLAND/FLATWORLD ACQUISITION MERGER CONFERENCE CALL

CONFIRMATION NO. 7494189 – Wednesday, August 1, 2012 – 11 am ET

Operator:

Good morning, ladies and gentlemen. Thank you for standing by and welcome to the joint Bimini Capital, Orchid Island and FlatWorld Acquisition Corp. conference call.  At this time, all participants have been placed in listen-only mode.  This conference is being recorded today, August 1, 2012 and will be available for replay.  The replay dial in numbers are available in the press release announcing this conference call.  In addition, a presentation accompanying this conference call will be posted to the SEC EDGAR website.

Information discussed on this call speaks only as of today, Wednesday, August1, 2012, and therefore any time-sensitive information may no longer be accurate as of the date of any replay.

This presentation contains forward-looking statements.  Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the transaction involving FlatWorld, Orchid Island and Bimini Capital, including future financial and operating results; FlatWorld’s, Orchid Island’s and Bimini Capital’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.  We refer you to the cautionary language regarding forward-looking statements and other matters in the respective press releases issued by each of Bimini Capital and FlatWorld.

Hosting today’s call are Mr. Robert Cauley, Chairman and Chief Executive Officer of Bimini Capital and Orchid Island, and Mr. Jeffrey Valenty, President of FlatWorld Acquisition Corp.  Also on the call is Hunter Haas, Chief Financial Officer and Chief Investment Officer of Bimini Capital and Orchid Island.

And now, it is my pleasure to turn the call over to Mr. Jeffrey Valenty. Please go ahead, sir.

Jeffrey Valenty: Thank you Operator.  Good morning and thank you for joining us on today’s call.  I will provide a quick introduction of FlatWorld Acquisition Corp. and the transaction and then turn it over to Bob who will provide an overview of Orchid Island and its investment strategy.

As you may know, FlatWorld is a special purpose acquisition company which was formed for the purpose of conducting a business combination.  FlatWorld completed its IPO in January 2011 raising approximately $23 million.  Since our IPO, we reviewed a number of opportunities and determined that Orchid Island was a very attractive acquisition target for FlatWorld with the potential to leverage additional equity capital to increase its asset base and provide attractive risk-adjusted returns, including capital appreciation and regular dividends.  For FlatWorld, it is also exactly the right size company and at an attractive discount to book value to drive shareholder value for our investors.

Under the terms of the definitive agreement, Orchid Island will merge with and into a wholly-owned subsidiary of FlatWorld with FlatWorld’s subsidiary continuing as the surviving entity.  In addition to the Orchid Island Agency RMBS portfolio with a book value of approximately $14.4 million, Bimini Capital will also contribute cash to FlatWorld of approximately $1.8 million.  In consideration, FlatWorld will issue to Bimini Capital 141,873 Class A Preferred Shares convertible into 1,418,730 ordinary shares of FlatWorld.

As part of the transaction, FlatWorld will also repurchase for $1.1 million in cash the 573,875 ordinary shares of FlatWorld owned by FlatWorld’s sponsor and issue to FlatWorld’s sponsor an additional 2.0 million warrants, each to purchase one ordinary share at an exercise price of $9.25.  Additionally, FWC Advisors LLC, an affiliate of FlatWorld’s sponsor, will receive 10% of the outstanding membership equity interests in Bimini Advisors, a 90%-owned subsidiary of Bimini Capital, which will serve as the investment manager of FlatWorld immediately following the consummation of the transaction.

Following the consummation of the merger, FlatWorld intends to set a record date declare a dividend to all holders of FlatWorld’s ordinary shares as of that record date, consisting of, for each ordinary share, (i) cash in an amount equal to the quotient of (x) $1,000,000 divided by (y) the number of ordinary shares outstanding on the record date, which will be no later than 12 business days following the consummation of the merger (estimated to be between $0.44 per share and $0.68 per share), plus (ii) one newly-issued warrant to purchase one ordinary share at an exercise price of $9.50.  Such dividends will not be payable to any of (i) Bimini Capital, with respect to its Preferred Shares, (ii) FlatWorld’s sponsor with respect to its ordinary shares repurchased by FlatWorld, or (iii) shareholders who validly tender and do not properly withdraw their ordinary shares in the tender offer.

The business combination is currently expected to be completed immediately following the completion of a tender offer pursuant to the terms of FlatWorld’s IPO, along with customary closing conditions.

One other thing to note is that unlike traditional SPACs, this business combination transaction is not subject to a shareholder vote. We will, however, as a condition to closing the transaction provide our current public shareholders with the opportunity to redeem their ordinary shares for $10.18 in cash.   The tender offer documents were filed Monday, July 30, 2012 with the SEC and our security holders are urged to review those documents carefully.

With that, I would like to turn the call over to Bob to take us through the business.  Bob?

BOB:  Thank you Jeff.  I would again like to thank everyone for taking the time to listen in to our call today and providing us an opportunity to discuss the transaction we just consummated with FlatWorld and Orchid Island this past weekend.

Now I would like to give you some information on Orchid Island Capital.  As you now know Orchid Island Capital was created by Bimini Capital Management, an existing REIT that has been in operation since 2003.  Orchid Island will be externally managed by Bimini through its subsidiary Bimini Advisors LLC.  Hunter and I will be the officers of Orchid, although we will not be compensated other than through an allocation of a pro-rate portion of the CFO compensation, and that will not occur until Orchid has shareholder’s equity of at least $100 million.  Bimini Capital has been running a differentiated strategy for over 4 years now and this same strategy will be employed at Orchid. We have published our track record running this strategy in the tender offer documents and urge all listeners to consult the TO documents for additional details.  For now I will mention that we have achieved annualized returns on the portfolio in excess of 26%.

Our strategy’s primary focus is attempting to stabilize our book value while not sacrificing earnings through the use of an expanded set of agency MBS.  We allocate our capital into two sub-portfolios and have the ability to move capital from one sub-portfolio to the other as conditions in the market warrant.  The two sub-portfolio approach involves the following.

On the one hand we run a typical Agency RMBS model with predominantly pass-throughs funded in the repo market with funding hedges in place, and in the other structured securities that have an entirely different sensitivity to movements in rates.  The structured portfolio is predominantly interest only securities as well as inverse interest only securities.  We own these securities free and clear, we do not apply leverage to them  They already poses considerable structural leverage, as evidenced by their effective durations, which are often -10, -20 or even higher.  Importantly the effective duration is negative.  A levered pass through portfolio has a positive duration.  While a pass through portfolio will typically have a low duration, even lower when funding hedges are in place, the effect of leverage means the underlying equity has a far greater duration, or sensitivity, to movements in rates.  For instance, a hedged pass through portfolio may have a net duration of 1.8, but if the portfolio is levered 7 or eight times, the EQUITY duration is 12.6 to 14.4.  Accordingly, we always gauge the duration of our portfolio from the perspective of our equity.  So if we have a levered pass through portfolio with a duration, to our equity, of 15, and we combine it with a portfolio of structured securities with a duration of -15, we have a combined duration near zero.

This is the basic concept underlying our portfolio management strategy.  Currently, with interest rates at life-time low levels, are portfolio is currently positioned to protect us against rates rising.  We certainly do not know when or by how much rates will increase, in fact they may decrease.  However, what we do know is that the risk we face with respect to rates is very asymmetric.  There is far greater room for rates to increase than decrease.  We do not want to run our portfolio under the assumption that we will maximize its income potential and deal with higher rates when and if they occur.  At that point it will be too late.  That being said, our strategy is not about responding to the next move in rates only.  As I said, our goal is to maintain a stable book value.  We will use our two portfolio approach going forward to position ourselves for the risk profile we face at the time.  Today that is for higher rates.  If in the future rates are much higher and pass through prices are much cheaper, we can redeploy capital from our structured portfolio into the pass through portfolio. Our goal is to deliver comparable returns to our peers with lower book value volatility over time.  This strategy provides us the opportunity to do so.

There is far more to our strategy, but this call is not the appropriate forum for that discussion.  We would much rather have that discussion in a one on one meeting or over the phone individually, so we can go through it in detail and answer your questions as they arise.  To the extent any of our callers wish to arrange a one on one meeting or have a call with Hunter or I we are very willing to do so.

At this point I think we should open the call up to questions.

Operator.

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OPERATOR CLOSING - AFTER THE Q&A SESSION IS FINISHED:

Operator:  Gentlemen, there are no further questions at this time, so I'll turn the call back over to you for closing remarks.

Mr. Cauley's/Valenty’s closing remarks

Operator:  That concludes today's call.  You may now disconnect.